UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OCULAR THERAPEUTIX

(Name of Issuer)

COMMON

(Title of Class of Securities)

675767A100

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 675767A100	Page 2 of 6 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CHV II, L.P. 26-0534243
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,100,138
	6.	Shared voting power
	7.	Sole dispositive power 2,100,138
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 2,100,138
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 9.849%
12.	Type of reporting person PN

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CUSIP No. 675767A100	Page 3 of 6 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ASCENSION HEALTH VENTURES II, LLC 26-0624407 (dba Ascension Ventures, LLC)
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Missouri
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,100,138
	6.	Shared voting power
	7.	Sole dispositive power 2,100,138
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 2,100,138
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 9.849%
12.	Type of reporting person OO

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CUSIP No. 675767A100	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Ocular Therapeutix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ocular Therapeutix, Inc., 36 Crosby Drive, Suite 101 Bedford, Massachusetts 01730

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares of Common Stock of the Issuer:

Ascension Health Ventures II, LLC (dba Ascension Ventures, LLC), General Partner of CHV II, LP

CHV II, LP

Item 2(b).	Address of Principal Business Office or, if None, Residence:

101 South Hanley Road, Suite 200, Clayton, MO 63105

Item 2(c).	Citizenship:

Ascension Ventures II, LLC – Missouri

CHV II, LP - Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

675767A100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 675767A100	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,100,138(1)

(b)	Percent of class: 9.849%

The foregoing percentage is calculated based on the 21,322,433 shares of Common Stock of Ocular Therapeutix, Inc. outstanding as of September 30, 2014 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,100,138

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,100,138

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

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CUSIP No. 675767A100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

/s/
Matthew I. Hermann, Senior Managing Director
Ascension Ventures II, LLC, General Partner of CHV II, L.P.